Filed Pursuant to Rule 424(b)(3)
Registration No. 333-120652
PROSPECTUS

$500,000,000

Halliburton Company

Senior Notes due January 26, 2007

        This prospectus relates to $500,000,000 aggregate principal amount of our Senior Notes due January 26, 2007. We originally issued and sold the notes to Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., ABN Amro Incorporated, HSBC Securities (USA) Inc., The Royal Bank of Scotland plc and Merrill Lynch, Pierce, Fenner & Smith Incorporated in a private placement in January 2004. This prospectus will be used by selling securityholders to resell their notes.

      The notes bear interest at a floating rate equal to three-month LIBOR plus 0.75%. Interest on the notes is payable quarterly on the 26th day of January, April, July and October of each year, beginning April 26, 2004. The notes are not guaranteed by any of our subsidiaries.

      The notes will mature on January 26, 2007.

      On April 26, 2005, or on any interest payment date thereafter, we will have the option to redeem all or a portion of the notes that have not been previously repurchased at the redemption prices set forth in this prospectus.

      The notes are our senior unsecured obligations and rank equally with all our other existing and future unsecured senior indebtedness. The notes are evidenced by one or more global notes deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company. Except as described in this prospectus, beneficial interests in the global notes will be shown on, and transfers thereon will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants.

       You should consider carefully the risk factors beginning on page 5 of this prospectus before investing in the notes.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 11, 2005.

      You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any person (including any salesman or broker) to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of that document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

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PROSPECTUS SUMMARY

      The following summary should be read together with the information contained in other parts of this prospectus and the documents we incorporate by reference. You should carefully read this prospectus and the documents we incorporate by reference to fully understand the terms of the notes as well as the tax and other considerations that are important to you in making a decision about whether to invest in the notes. In this prospectus, we refer to Halliburton Company and its subsidiaries as “we,” “us,” “our” or “Halliburton,” unless we specifically indicate otherwise or the context clearly indicates otherwise.

Halliburton Company

      We are one of the world’s largest oilfield services companies and a leading provider of engineering and construction services. We had total revenues for the year ended December 31, 2003 of approximately $16.3 billion and total revenues for the nine months ended September 30, 2004 of approximately $15.3 billion.

      Our six business segments are organized around how we manage the business: Production Optimization, Fluids, Drilling and Formation Evaluation, Digital and Consulting Solutions (formerly Landmark and Other Energy Services), Energy and Chemicals, and Government and Infrastructure. We sometimes refer to the combination of Production Optimization, Fluids, Drilling and Formation Evaluation, and Digital and Consulting Solutions segments as our Energy Services Group and to the Government and Infrastructure and Energy and Chemicals segments as the Engineering and Construction Group, known as KBR.

      We are a Delaware corporation. Our principal executive offices are located at 1401 McKinney, Suite 2400, Houston, Texas 77010, and our telephone number at that address is (713) 759-2600.

The Offering

Issuer	Halliburton Company.

Notes Offered	$500,000,000 aggregate principal amount of senior notes due January 26, 2007.

Maturity Date	The notes will mature on January 26, 2007, unless earlier redeemed by us.

Interest and Interest Payment Dates	The notes bear interest at a floating rate equal to three-month LIBOR plus 0.75%. Interest on the notes is payable quarterly on the 26th day of January, April, July and October of each year, beginning April 26, 2004.

Optional Redemption	On April 26, 2005, or on any quarterly interest payment date thereafter, we will have the option to redeem for cash all or a portion of the notes that have not been previously repurchased upon not less than 30 nor more than 60 days’ notice before the redemption date by mail to the trustee and each holder of notes, for a price equal to 100% of the aggregate principal amount of the notes to be redeemed plus any accrued and unpaid interest and additional interest amounts owed, if any, to the redemption date. See “Description of Notes — Optional Redemption.”

Covenants	We issued the notes under an indenture that contains covenants for your benefit. Among other things, these covenants restrict our ability to incur indebtedness secured by liens under specified circumstances without equally and ratably securing the notes.

Ranking	The notes are our general, senior unsecured indebtedness and rank equally with all of our existing and future senior unsecured indebtedness. The notes effectively rank junior to any existing or future secured indebtedness, unless and to the extent the notes are entitled to be equally and ratably secured. As of the date of this prospectus, we had no outstanding advances under our revolving credit facilities and no other outstanding secured indebtedness. In addition, the notes are effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. At September 30, 2004, the aggregate indebtedness of our subsidiaries was approximately $109 million, and other liabilities of our subsidiaries, including trade payables, accrued compensation, advanced billings, income taxes payable and other liabilities (other than asbestos and intercompany liabilities) were approximately $5.7 billion, and accrued asbestos and silica liabilities were approximately $4.4 billion.

In the fourth quarter of 2003, we entered into a secured $700 million revolving credit facility for general working capital purposes. In July 2004, we entered into an additional secured $500 million 364-day revolving credit facility for general working capital purposes with terms substantially similar to our existing $700 million revolving credit facility (together with the $700 million revolving credit facility, the “credit facilities”). As of September 30, 2004, we had issued a letter of credit for approximately $172 million under the $700 million revolving credit facility to replace an existing letter of credit expiring on our

Barracuda-Caratinga project, which reduced the availability under this revolving credit facility to $528 million. The terms of the notes and the terms of the credit facilities provide that the notes and certain of our outstanding debt securities will share in collateral pledged to secure borrowings under the credit facilities if and when the total of all our Secured Debt (as defined in the notes) exceeds 5% of the consolidated net tangible assets of Halliburton and its subsidiaries. The terms of the credit facilities currently limit the amount of indebtedness we can issue in the future that would be equally and ratably secured with indebtedness under the credit facilities. The credit facilities also provide that the collateral pledged to secure borrowings under the credit facilities will be released after (1) completion of the Chapter 11 plan of reorganization of DII Industries, Kellogg Brown & Root and our other affected subsidiaries and (2) satisfaction of the other conditions described in this prospectus. For additional information, see “Description of Selected Settlement-Related Indebtedness.”

No Subsidiary Guarantees	While the notes are not guaranteed by any of our subsidiaries, borrowings under the credit facilities are guaranteed by some of our subsidiaries. Accordingly, the notes are structurally subordinated to the debt guaranteed by our subsidiaries for the duration of the guarantees. The terms of the credit facilities provide that any of these subsidiary guarantees will be released after (1) completion of the Chapter 11 plan of reorganization of DII Industries, Kellogg Brown & Root and our other affected subsidiaries and (2) satisfaction of the other conditions described in this prospectus. For additional information, see “Description of Selected Settlement-Related Indebtedness.”

Form and Denomination	The notes are represented by global notes in fully registered form, without coupons, deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company. Beneficial interests in a global note are shown on, and transfers of the global notes will be effected only through, records maintained by DTC and its participants. See “Description of Notes — Book-Entry System.”

Governing Law	The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Trustee	JPMorgan Chase Bank.

Risk Factors

      You should carefully consider all of the information set forth or incorporated by reference in this prospectus and, in particular, the specific factors in the section of this prospectus entitled “Risk Factors” for an explanation of certain risks of investing in the notes.

Ratio of Earnings to Fixed Charges

      We have presented in the table below our historical consolidated ratio of earnings to fixed charges for the periods shown.

Nine months ended	Years ended December 31,
September 30,
2004	2003	2002		2001	2000	1999

3.0	4.4	—	(a)	5.2	2.4	2.4

(a)	For the year ended December 31, 2002, earnings were inadequate to cover fixed charges by $269 million.

      For purposes of computing the ratio of earnings to fixed charges: (1) fixed charges consist of interest on debt, amortization of debt discount and expenses and a portion of rental expense determined to be representative of interest and (2) earnings consist of income (loss) from continuing operations before income taxes, minority interest, cumulative effects of accounting changes plus fixed charges as described above, adjusted to exclude the excess or deficiency of dividends over income of 50% or less owned entities accounted for by the equity method.

RISK FACTORS

      You should carefully consider the risks described below and incorporated by reference into this prospectus before making an investment decision. Due to the risks described below and in the documents incorporated by reference, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline. See “Where You Can Find More Information” for a description of the information we have included or incorporated by reference into this prospectus and that are not described below. In particular, you should consider the information and risk factors included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Forward-Looking Information and Risk Factors” in Item 2 of Part I of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which information will be updated under similar headings in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and by disclosure in our future Current Reports on Form 8-K that are filed with the SEC.

      This prospectus and the documents we incorporate by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described in the documents we incorporate by reference.

Risks Relating to Our Business

Our government contracts work has been the focus of allegations and inquiries, and there can be no assurance that additional allegations and inquiries will not be made or that our government contract business may not be adversely affected.

      We provide substantial work under our government contracts business to the United States Department of Defense and other governmental agencies, including worldwide United States Army logistics contracts, known as LogCAP, and contracts to rebuild Iraq’s petroleum industry, known as RIO and PCO Oil South. Our government services revenue related to Iraq totaled approximately $7.1 billion in 2004. Most of the services provided to the United States government are subject to cost-reimbursable contracts where we have the opportunity to earn an award fee based on our customer’s evaluation of the quality of our performance. These award fees are evaluated and granted by our customer periodically. For the LogCAP and RIO contracts, we recognize award fees based on our estimate of amounts to be awarded. In determining our estimates, we consider, among other things, past award experience for similar types of work. These estimates are adjusted to actual when the task orders are definitized and the award fees have been finalized by our customer.

      Our operations under United States government contracts are also regularly reviewed and audited by the Defense Contract Audit Agency (DCAA) and other governmental agencies. The DCAA serves in an advisory role to our customer. When issues are found during the governmental agency audit process, these issues are typically discussed and reviewed with us. The DCAA then issues an audit report with their recommendations to our customer’s contracting officer. We will work with our customer to reach a resolution.

      Given the demands of working in Iraq and elsewhere for the United States government, we expect that from time to time we will have disagreements or experience performance issues with the various government customers for which we work. If our performance is unacceptable to our customer under any of our government contracts, the government retains the right to pursue remedies under any affected contract, which remedies could include threatened termination or termination. If any contract were so terminated, we may not receive award fees under the affected contract, and our ability to secure future contracts could be adversely affected, although we would receive payment for amounts owed for our allowable costs under cost reimbursable contracts.

      Fuel. In December 2003, the DCAA issued a preliminary audit report that alleged that we may have overcharged the Department of Defense by $61 million in importing fuel into Iraq. The DCAA questioned costs associated with fuel purchases made in Kuwait that were more expensive than buying and transporting fuel from Turkey. We responded that we had maintained close coordination of the fuel mission with the

Army Corps of Engineers (COE), which is our customer and oversees the project, throughout the life of the task order and that the COE had directed us to use the Kuwait sources. After a review, the COE concluded that we obtained a fair price for the fuel. However, Department of Defense officials thereafter referred the matter to the agency’s inspector general, which we understand has commenced an investigation.

      The DCAA has issued various audit reports related to task orders under the RIO contract that reported $296 million in questioned and unsupported costs. The majority of these costs are associated with the humanitarian fuel mission. In these reports, the DCAA has compared fuel costs we incurred during the duration of the RIO contract in 2003 and early 2004 to fuel prices obtained by the Defense Energy Supply Center (DESC) in April 2004 when the fuel mission was transferred to that agency.

      Dining Facility and Administration Centers (DFACs). During 2003, the DCAA raised issues relating to our invoicing to the Army Materiel Command (AMC) for food services for soldiers and supporting civilian personnel in Iraq and Kuwait. We believe the issues raised by the DCAA relate to the difference between the number of troops the AMC directed us to support and the number of soldiers actually served at dining facilities for United States troops and supporting civilian personnel. In the first quarter of 2004, we reviewed our DFAC subcontracts in our Iraq and Kuwait areas of operation and have billed and continue to bill for all current DFAC costs. During 2004, we received notice from the DCAA that it was recommending withholding a portion of our DFAC billings. For DFAC billings relating to subcontracts entered into prior to February 2004, the DCAA has recommended withholding 19.35% of the billings until it completes its audits. Subsequent to February 2004, we have renegotiated our DFAC subcontracts to address the specific issues raised by the DCAA and have advised the AMC and the DCAA of the new terms of the arrangements. To date, we have had no objection by the government to these new DFAC subcontract agreements. During the third quarter of 2004, we received notification that, for three Kuwait DFACs, the DCAA is recommending to our customer that costs be disallowed because the DCAA is not satisfied with the level of documentation provided by us. The amount withheld related to suspended and recommended disallowed DFAC costs for work performed prior to February 2004 and totaled approximately $224 million as of December 31, 2004. The amount currently withheld could change as the DCAA continues their audits of the remaining DFAC facilities. We are negotiating with our customer, the AMC, to resolve this issue. We can withhold a proportionate amount of these billings from our subcontractors and are currently doing so. See “Investigations” below for further discussion.

      Laundry. During the third quarter of 2004, we received notice from the DCAA that it is recommending withholding $16 million of subcontract costs related to the laundry service for one task order in southern Iraq for which it believes we and our subcontractors have not provided adequate levels of documentation supporting the quantity of the services provided. The DCAA has recommended that the cost be withheld pending receipt of additional explanation or documentation to support subcontract cost. This $16 million was withheld from the subcontractor in the fourth quarter. We are working with the AMC to resolve this issue.

      Investigations. On January 22, 2004, we announced the identification by our internal audit function of a potential overbilling of approximately $6 million by La Nouvelle Trading & Contracting Company, W.L.L. (La Nouvelle), one of our subcontractors, under the LogCAP contract in Iraq, for services performed during 2003. In accordance with our policy and government regulation, the potential overcharge was reported to the Department of Defense Inspector General’s office as well as to our customer, the AMC. On January 23, 2004, we issued a check in the amount of $6 million to the AMC to cover that potential overbilling while we conducted our own investigation into the matter. Later in the first quarter of 2004, we determined that the amount of overbilling was $4 million, and the subcontractor billing should have been $2 million for the services provided. As a result, we paid La Nouvelle $2 million and have billed our customer that amount. We subsequently terminated La Nouvelle’s services under the LogCAP contract. In October 2004, La Nouvelle filed suit against us in Federal Court for the Eastern District of Virginia alleging $224 million in damages as a result of its termination. We are continuing to investigate whether La Nouvelle paid, or attempted to pay, one or two of our former employees in connection with the billing.

      In October 2004, we reported to the Department of Defense Inspector General’s office that two former employees in Kuwait may have had inappropriate contacts with individuals employed by or affiliated with two third-party subcontractors prior to the award of the subcontracts. The Inspector General’s office may investigate whether these two employees may have solicited and/or accepted payments from these third-party subcontractors while they were employed by us.

      In October 2004, a civilian contracting official in the COE asked for a review of the process used by the COE for awarding some of the contracts to us. We understand that the Department of Defense Inspector General’s office may review the issues involved.

      We understand that the United States Department of Justice, an Assistant United States Attorney based in Illinois, and others are investigating some matters relating to our government contract work. We also understand that former employees of KBR have received subpoenas and have given or may give grand jury testimony relating to some of these matters. If criminal wrongdoing were found, criminal penalties could range up to the greater of $500,000 in fines per count for a corporation, or twice the gross pecuniary gain or loss.

      Withholding of payments. During 2004, the AMC issued a determination that a particular contract clause could cause it to withhold 15% from our invoices until our task orders under the LogCAP contract are definitized. The AMC delayed implementation of this withholding pending further review. The Army Field Support Command (AFSC) has now been delegated authority by the AMC to determine whether or not to implement the withholding. The AFSC has informed us that it will assess the situation on a task order by task order basis and, currently, withholding will continue to be delayed. We do not believe any potential 15% withholding will have a significant or sustained impact on our liquidity because any withholding is temporary and ends once the definitization process is complete. During the third quarter of 2004, we and the AMC identified three senior management teams to facilitate negotiation under the LogCAP task orders, and these teams are working to negotiate outstanding issues and definitize task orders as quickly possible. We are continuing to work with our customer to resolve outstanding issues. To date, 23 task orders for LogCAP totaling over $636 million have been definitized.

      As of December 31, 2004, the COE had withheld $85 million of our invoices related to a portion of our RIO contract pending completion of the definitization process. All 10 definitization proposals required under this contract have been submitted by us, and three have been finalized through a task order modification. The remaining seven have been reviewed by the DCAA, and we are in the process of developing revised proposals. These withholdings represent the amount invoiced in excess of 85% of the funding in the task order. The COE also could withhold similar amounts from future invoices under our RIO contract until agreement is reached with the customer and task order modifications are issued. Approximately $2 million was withheld from our PCO Oil South project as of December 31, 2004. The PCO Oil South project has definitized 15 of the 28 task orders and withholdings are not continuing on those task orders. We do not believe the withholding will have a significant or sustained impact on our liquidity because the withholding is temporary and ends once the definitization process is complete.

      We are working diligently with our customers to proceed with significant work when we have a fully definitized task order, which should limit withholdings on future task orders.

      Cost Categorization and Forecast. We have received notice that a contracting officer for our PCO Oil South project considers our monthly categorization and detail of costs and our ability to schedule and forecast costs to be inadequate, and he has requested corrections be made by March 10, 2005. We expect to be able to make the requested corrections. If we were unable to satisfy our customer, our customer may pursue remedies under the applicable federal acquisition regulations, including terminating the affected contract. Although there can be no assurances, we do not expect that our work on the PCO Oil South project will be so terminated. We are in the process of installing a new cost reporting system, and are supplementing existing cost reporting systems with additional manpower.

      The Balkans. We have had inquiries in the past by the DCAA and the civil fraud division of the United States Department of Justice into possible overcharges for work performed during 1996 through 2000 under a contract in the Balkans, which inquiry has not yet been completed by the Department of Justice. Based on an internal investigation, we credited our customer approximately $2 million during 2000 and 2001 related to our work in the Balkans as a result of billings for which support was not readily available. We believe that the preliminary Department of Justice inquiry relates to potential overcharges in connection with a part of the Balkans contract under which approximately $100 million in work was done. We believe that any allegations of overcharges would be without merit.

A joint venture in which a Halliburton unit participates is under investigation as a result of payments made in connection with a liquefied natural gas project in Nigeria.

      The SEC is conducting a formal investigation into payments made in connection with the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria. The United States Department of Justice is also conducting an investigation. TSKJ is a private limited liability company registered in Madeira, Portugal whose members are Technip SA of France, Snamprogetti Netherlands B.V., which is an affiliate of ENI SpA of Italy, JGC Corporation of Japan, and Kellogg Brown & Root, each of which owns 25% of the venture.

      The SEC and the Department of Justice have been reviewing these matters in light of the requirements of the United States Foreign Corrupt Practices Act. We have produced documents to the SEC both voluntarily and pursuant to a subpoena, and intend to make our employees available to the SEC for testimony. In addition, we understand that the SEC has issued a subpoena to A. Jack Stanley, who most recently served as a consultant and chairman of Kellogg Brown & Root, and to other current and former Kellogg Brown & Root employees. We further understand that the Department of Justice has invoked its authority under a sitting grand jury to obtain letters rogatory for the purpose of obtaining information abroad.

      TSKJ and other similarly owned entities entered into various contracts to build and expand the liquefied natural gas project for Nigeria LNG Limited, which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total), and Agip International B.V. Commencing in 1995, TSKJ entered into a series of agency agreements in connection with the Nigerian project. We understand that a French magistrate has officially placed Jeffrey Tesler, an agent of TSKJ, under investigation for corruption of a foreign public official. In Nigeria, a legislative committee of the National Assembly and the Economic and Financial Crimes Commission, which is organized as part of the executive branch of the government, are also investigating these matters. Our representatives have met with the French magistrate and Nigerian officials and expressed our willingness to cooperate with those investigations. In October 2004, representatives of TSKJ voluntarily testified before the Nigerian legislative committee.

      As a result of our continuing investigation into these matters, information has been uncovered suggesting that, commencing at least 10 years ago, the members of TSKJ considered payments to Nigerian officials. We provided this information to the United States Department of Justice, the SEC, the French magistrate, and the Nigerian Economics and Financial Crimes Commission. We also notified the other owners of TSKJ of the recently uncovered information and asked each of them to conduct their own investigation.

      We understand from the ongoing United States and foreign investigations that payments may have been made to Nigerian officials. In addition, we understand that, at our request, TSKJ has suspended the receipt of services from and payments to TSKJ’s agent, Tri-Star Investments, of which Jeffrey Tesler is a principal, and is considering instituting legal proceedings to declare all agency agreements with Tri-Star terminated and to recover all amounts previously paid under those agreements.

      We understand that the Department of Justice has expanded its investigation to include whether Mr. Stanley may have received payments in connection with bidding practices on certain foreign projects. We also understand that the matters under investigation by the Department of Justice involve parties other than Kellogg Brown & Root and M.W. Kellogg, a joint venture in which Kellogg Brown & Root has a 55% interest, cover an extended period of time, in some cases significantly before our 1998 acquisition of Dresser Industries, including M.W. Kellogg in 1998, and possibly include the construction of a fertilizer plant in Nigeria in the early 1990’s and the activities of agents and service providers.

      We also believe that the governmental investigations will likely not be concluded in the near future but may continue for many more months. There can be no assurance that any governmental investigation or our investigation of these matters will not conclude that violations of applicable laws have occurred.

      As of September 30, 2004, we had not accrued any amounts related to these investigations.

We are responding to an inquiry from the Office of Foreign Assets Control regarding one of our non-United States subsidiaries’ operations in Iran.

      We have a Cayman Islands subsidiary that currently conducts operations in Iran, and other European subsidiaries that manufacture goods destined for Iran and/or render services in Iran. The United States imposes trade restrictions and economic embargoes that prohibit United States incorporated entities and United States citizens and residents from engaging in commercial, financial, or trade transactions with some foreign countries, including Iran, unless authorized by the Office of Foreign Assets Control (OFAC) of the United States Treasury Department or exempted by statute.

      We received and responded to an inquiry in mid-2001 from the OFAC with respect to operations in Iran by a Halliburton subsidiary that is incorporated in the Cayman Islands. The OFAC inquiry requested information with respect to compliance with the Iranian Transaction Regulations. These regulations prohibit United States citizens, including United States corporations and other United States business organizations, from engaging in commercial, financial, or trade transactions with Iran, unless authorized by OFAC or exempted by statute. Our 2001 written response to OFAC stated that we believed that we were in full compliance with applicable sanction regulations. In January 2004, we received a follow-up letter from OFAC requesting additional information. We responded fully to this request on March 19, 2004. We understand this matter has now been referred by OFAC to the Department of Justice. In July 2004, we received a grand jury subpoena from an Assistant United States District Attorney requesting the production of documents. We are cooperating with the government’s investigation and have responded to the subpoena, producing documents on September 16, 2004.

      Separate from the OFAC inquiry, we completed a study in 2003 of our activities in Iran during 2002 and 2003 and concluded that these activities were in full compliance with applicable sanction regulations. These sanction regulations require isolation of entities that conduct activities in Iran from contact with United States citizens or managers of United States companies.

      Because the business environment currently in Iran is not conducive to our overall strategies and objectives, we have decided to exit Iran and will wind down our operations there while fulfilling our existing contracts and commitments.

      We have been asked to and could be required to respond to other questions and inquiries about operations in countries with trade restrictions and economic embargoes.

Risks Relating to the Notes

Our financial condition is dependent on the earnings of our subsidiaries.

      We are a holding company and our assets consist primarily of direct and indirect ownership interests in, and our business is conducted substantially through, our subsidiaries. Consequently, our ability to repay our debt, including the notes, depends on the earnings of our subsidiaries, as well as our ability to receive funds from our subsidiaries through dividends, repayment of intercompany notes or other payments. The ability of our subsidiaries to pay dividends, repay intercompany debt or make other advances to us is subject to restrictions imposed by applicable laws (including bankruptcy laws), tax considerations and the terms of agreements governing our subsidiaries. Our foreign subsidiaries in particular may be subject to currency controls, repatriation restrictions, withholding obligations on payments to us, and other limits. If we do not receive such funds from our subsidiaries, our financial condition would be materially adversely affected.

You will have no recourse against our subsidiaries in the event of a default on the notes.

      As a holding company, we rely primarily on dividends from our subsidiaries to meet our obligations for payment of principal and interest on our outstanding debt obligations and corporate expenses. See “— Our financial condition is dependent on the earnings of our subsidiaries” above. We are a legal entity separate and distinct from our subsidiaries, and holders of the notes will be able to look only to us for payments on the notes. In addition, our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, would be subject to the satisfaction of claims of the subsidiaries’ creditors. Consequently, the notes will be subordinate to all liabilities, including their guarantees of our other indebtedness and their trade payables, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Borrowings under the credit facilities we entered into in connection with the proposed plan of reorganization of some of our subsidiaries are guaranteed by some of our subsidiaries. See “Description of Selected Settlement-Related Indebtedness.”

The notes will be effectively junior to all secured indebtedness unless they are entitled to be equally and ratably secured.

      The notes are our unsecured obligations and rank equally with all our other unsecured indebtedness. However, the notes are structurally subordinated to indebtedness of our subsidiaries and effectively subordinated to our secured debt to the extent of the value of the assets securing such debt. In the fourth quarter of 2003, we entered into a secured $700 million revolving credit facility for general working capital purposes. In July 2004, we entered into an additional secured $500 million 364-day revolving credit facility for general working capital purposes with terms substantially similar to our existing $700 million revolving credit facility. As of September 30, 2004, the availability under this revolving credit facility had been reduced to $528 million. We have no outstanding advances under the credit facilities and no other outstanding secured indebtedness. Under the credit facilities, the lenders have limited the amount of indebtedness we can issue that would be equally and ratably secured with indebtedness under the credit facilities. See “Description of Selected Settlement-Related Indebtedness.” The indenture governing the notes permits us to incur an amount of Secured Debt (as defined in the notes) up to 5% of our consolidated net tangible assets before the notes will be entitled to equal and ratable security and the notes are effectively junior to any secured indebtedness until the notes are entitled to be equally and ratably secured. In addition, certain of our notes, including our 8.75% notes due 2021, our 3 1/8% convertible senior notes due 2023, our medium-term notes, our 7.6% debentures due 2096, our senior notes due 2005 and our 5 1/2% senior notes due 2010 will, and certain new issuances may, be entitled to be secured on the same basis as the notes.

      In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the notes will be entitled to be paid in full from our assets before any payment may be made with respect to the notes. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of secured indebtedness.

Because we are a holding company, the notes are structurally subordinated to all of the indebtedness of our subsidiaries.

      The notes are a general unsecured obligation of Halliburton. We are a holding company and our assets consist primarily of direct and indirect ownership interests in, and our business is conducted substantially through, our subsidiaries. As a consequence, any of our indebtedness, including the notes, are structurally subordinated to all of the indebtedness of our subsidiaries. In addition, because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise, and the ability of holders of the notes to benefit indirectly from that kind of distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that we are recognized as a creditor of that subsidiary. All obligations of our subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us. At September 30, 2004, the aggregate indebtedness of our subsidiaries was approximately $109 million, and other liabilities of our subsidiaries, including trade payables, accrued compensation, advanced billings, income taxes payable and other liabilities (other than asbestos and intercompany liabilities) were approximately $5.7 billion, and accrued asbestos and silica liabilities were approximately $4.4 billion. In addition, while the notes are not guaranteed by any of our subsidiaries, borrowings under our credit facilities are guaranteed by some of our subsidiaries. We also have joint ventures and subsidiaries in which we own less than 100% of the equity so that, in addition to the structurally senior claims of creditors of those entities, the equity interests of our joint venture partners or other shareholders in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These joint ventures and less than wholly owned subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flow to service our debt obligations, including in respect of the notes. Accordingly, the notes are effectively subordinated to all existing and future liabilities of our subsidiaries and all liabilities of any of our future subsidiaries.

We may incur additional indebtedness ranking equal to the notes.

      If we incur any additional debt that ranks equally with the notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you.

We will be able to incur more indebtedness and the risks associated with our leverage, including our ability to service our indebtedness, will increase as we incur additional indebtedness.

      As of September 30, 2004, we had approximately $3.955 billion of indebtedness, representing a total debt to capitalization ratio of 70%. We may need to incur or issue additional indebtedness to finance the remaining cash portion of our proposed plan of reorganization of some of our subsidiaries. Further, the indenture that governs the notes does not restrict us from issuing additional indebtedness. Our level of debt is substantial, and the risks associated with our leverage could have important consequences to you, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	we would be obligated to use a substantial portion of our cash flow from operations to pay interest and principal on the notes and other indebtedness, which will reduce the funds available to us for other purposes such as potential acquisitions and capital expenditures;

•	we could potentially have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

•	we would be more vulnerable to general economic downturns and adverse developments in our business.

      We expect to obtain money to pay our expenses and to pay the principal and interest on the notes and other debt from cash flow from distributions from our subsidiaries. Our ability to meet our expenses depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. The failure to generate sufficient cash flow could significantly adversely affect the value of the notes.

There is no established trading market for the notes and there may never be one.

      There is no established trading market. We do not currently intend to apply for listing of the notes on any securities exchange. The liquidity of any market for the notes will depend on the number of holders of the notes, the interest of securities dealers in making a market in the notes and other factors. Accordingly, we cannot assure you as to the development of liquidity of any market for the notes. Further, if markets were to develop, the market price for the notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and performance or prospects for companies in our industry.

FORWARD-LOOKING STATEMENTS

      The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. Forward-looking information is based on projections and estimates, not historical information. Some statements in this prospectus and the documents incorporated by reference herein are forward-looking and use words like “may,” “may not,” “believe,” “do not believe,” “expect,” “do not expect,” “plan,” “does not plan,” “anticipate,” “do not anticipate,” and other expressions. We may also provide oral or written forward-looking information in other materials we release to the public. Forward-looking information involves risks and uncertainties and reflects our best judgment based on current information. Our results of operations can be affected by inaccurate assumptions we make or by known or unknown risks and uncertainties. In addition, other factors may affect the accuracy of our forward-looking information. As a result, the accuracy of our forward-looking information cannot be guaranteed. Actual events and the results of operations may vary materially.

      While it is not possible to identify all factors, we continue to face many risks and uncertainties that could cause actual results to differ from our forward-looking statements, including the risks described herein and in “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2003, as amended by Forms 10-K/A filed on March 15 and May 12, 2004, and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2004.

      In addition, future trends for pricing, margins, revenues and profitability remain difficult to predict in the industries we serve. We do not assume any responsibility to publicly update any of our forward-looking statements regardless of whether factors change as a result of new information, future events or for any other reason. You should review any additional disclosures we make in our press releases and our reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC. We also suggest that you listen to our quarterly earnings release conference calls with financial analysts.

USE OF PROCEEDS

      We will not receive any proceeds from the sale by the selling securityholders of the notes.

DESCRIPTION OF SELECTED SETTLEMENT-RELATED INDEBTEDNESS

      In connection with the proposed plan of reorganization of some of our subsidiaries, in the fourth quarter of 2003, we entered into a secured $700 million revolving credit facility for general working capital purposes, which matures in October 2006. As of September 30, 2004, the availability under this revolving credit facility had been reduced to $528 million. In July 2004, we entered into an additional secured $500 million 364-day revolving credit facility for general working capital purposes with terms otherwise substantially similar to our existing secured $700 million revolving credit facility maturing in October 2006. The notes will share in the collateral pledged to secure the credit facilities at times when the threshold for Secured Debt (as defined in the notes) is exceeded by advances under the credit facilities.

      The following discussion is a summary of selected provisions of the revolving credit facilities described in the first paragraph of this “Description of Selected Settlement-Related Indebtedness.” It does not restate the facilities in their entirety and this summary is qualified in its entirety by reference to the full and complete text of the revolving credit facilities.

Revolving Credit Facilities

      In the fourth quarter of 2003, in connection with the plan of reorganization of some of our subsidiaries, we entered into a secured revolving credit facility, which matures in October 2006 and provides for a total commitment of up to $700 million, and, in July 2004, we entered into a secured revolving credit facility, which matures in July 2005 and provides for a total commitment of up to $500 million (together, the “Revolving Credit Facilities”).

      As of September 30, 2004, we had issued a letter of credit for approximately $172 million under the $700 million revolving credit facility to replace an existing letter of credit expiring on our Barracuda-Caratinga project, which reduced the availability under this revolving credit facility to $528 million. Aside from this letter of credit, the entire commitment under each of the Revolving Credit Facilities is available for standby and trade letters of credit (the “Letters of Credit”).

      For so long as the Revolving Credit Facilities are secured by any collateral as set forth below, Halliburton Energy Services and certain domestic subsidiaries of Halliburton and Halliburton Energy Services will guaranty the obligations under the Revolving Credit Facilities. As used herein, “subsidiaries” of Halliburton and Halliburton Energy Services is determined after giving effect to the restructuring that occurred immediately prior to the Chapter 11 filing and excludes DII Industries and its subsidiaries during the period prior to the Exit Date.

      During the period from the closing date until satisfaction of the conditions for release of the collateral identified below, the advances and reimbursement obligations in respect of letters of credit will be secured by a perfected, first priority lien on (1) 100% of the stock of Halliburton Energy Services, (2) 100% of the stock or other equity interests owned by Halliburton or Halliburton Energy Services in certain first-tier domestic subsidiaries of Halliburton and Halliburton Energy Services (other than Halliburton Affiliates LLC), (3) 66% of the stock or other equity interests of Halliburton Affiliates LLC and (4) 66% of the stock or other equity interests owned by Halliburton or Halliburton Energy Services of the first-tier foreign subsidiaries of Halliburton and Halliburton Energy Services (excluding, in each case, dormant subsidiaries). In addition, if at any time prior to the Collateral Release Date our long-term senior unsecured debt is rated lower than BBB- by Standard & Poor’s or lower than Baa3 by Moody’s, then we shall, within 20 days in the case of personal property and within 45 days in the case of real property, take all action necessary to ensure that the Revolving Credit Facilities are also secured by a perfected, first priority lien on (a) the tangible and intangible assets (with customary exceptions) of Halliburton and Halliburton Energy Services and (b) the tangible and intangible assets (with customary exceptions) of all of Halliburton Energy Services’ directly or indirectly wholly-owned domestic subsidiaries (except Halliburton Affiliates LLC, DII Industries and their respective subsidiaries) (excluding, in each case, dormant subsidiaries). Prior to the occurrence of the Collateral Release Date, the Revolving Credit Facilities will be required to be cash collateralized with the net proceeds of any sales of collateral, subject to certain exceptions. To the extent that the aggregate principal amount of all loans under the Revolving Credit Facilities exceeds 5% of the consolidated net tangible assets of Halliburton and its subsidiaries such collateral will also be shared pro rata with the holders of Halliburton’s 8.75% notes due 2021, 3 1/8% convertible senior notes due 2023, medium term notes, 7.6% debentures due 2096, senior notes due 2005, 5 1/2% senior notes due October 2010 and the senior notes due 2007 as well as any other New Issuance to the extent that such New Issuance includes a requirement that the holders thereof be equally and ratably secured with Halliburton’s other creditors (provided that the amount of such New Issuance which may be so secured does not exceed $500 million). Upon the occurrence of the Collateral Release Date, the Revolving Credit Facilities will be unsecured.

      The interest rate per annum (calculated on a 360-day basis) applicable to the advances is (1) the London interbank offered rate for deposits in U.S. dollars at 11:00 A.M. (London time) for the two business days before the first day of any interest period for a period equal to such interest period, plus a margin ranging from prior to the Exit Date 1.00% to 2.00% and after the Exit Date 0.875% to 1.875%, which margin will be based on the lower of our credit rating by Standard & Poor’s and Moody’s (the “Applicable Revolving Facility Margin”) or (2) at our option, the highest of (a) the base rate of Citibank, N.A., (b) the Federal Funds rate plus 0.50% and (c) the latest three-week moving average of secondary market morning offering rates for three-month certificates of deposit, as determined by Citibank and adjusted for the cost of reserves and FDIC insurance assessments plus 0.50%, plus, in each case, a margin ranging from 0% to 0.875% based on the lower of our credit rating by Standard & Poor’s and Moody’s, (the “Base Rate”).

      We may select interest periods of one, two, three or six months for LIBOR rate advances. Interest based on the LIBOR rate would be payable in arrears at the end of the selected interest period, but no less frequently than quarterly. Interest based on the Base Rate would be payable monthly in arrears.

      During the continuance of any default under the loan documentation, the interest rate on all advances owing under the loan documentation would increase by 2% per annum.

Conditions to Release of Collateral

      As described above, borrowings under the Revolving Credit Facilities are secured by a perfected, first-priority lien, on certain of our assets. Any such liens will be released upon satisfaction of all the following conditions:

•	completion of the Chapter 11 plan of reorganization of DII Industries, Kellogg Brown & Root and our other affected subsidiaries. The plan of reorganization became final and non-appealable on December 31, 2004.

•	there is no proceeding pending or threatened in any court or before any arbitrator or governmental instrumentality that (1) could reasonably be expected to have a material adverse effect on our business, condition (financial or otherwise), operations, performance, properties or prospects on a consolidated basis except for litigation that is pending or threatened prior to the effective date of the Revolving Credit Facilities and disclosed to the lenders under the Revolving Credit Facilities or (2) purports to affect the legality, validity or enforceability of our obligations or the rights and remedies of any of the lenders under the Revolving Credit Facilities, and there shall have been no material adverse change in the status or financial effect on us on a consolidated basis of the disclosed litigation;

•	our long-term senior unsecured debt is rated BBB or higher (stable outlook) by Standard & Poor’s and Baa2 or higher (stable outlook) by Moody’s and these ratings have been recently confirmed by Standard & Poor’s and Moody’s;

•	there is no material adverse change (which term shall not be deemed to refer to the commencement of the Chapter 11 filing) since December 31, 2002 in our business, condition (financial or otherwise), operations, performance, properties or prospects, except as disclosed in our June 30, 2003 quarterly report on Form 10-Q and except for the accounting charges to be taken directly in connection with the plan of reorganization payments; and

•	we are not in default under either of the Revolving Credit Facilities.

DESCRIPTION OF NOTES

      We issued the notes under an indenture dated as of October 17, 2003, between us and JP Morgan Chase Bank, as trustee (the “base indenture”), as supplemented by the Third Supplemental Indenture thereto, dated as of January 26, 2004, establishing the terms of the notes between Halliburton and the trustee (the “third supplemental indenture” and together with the base indenture, the “indenture”). The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. We issued the notes on January 26, 2004.

      The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety and this summary is qualified in its entirety by reference to the full and complete text of the indenture. We urge you to read the indenture and the notes because they, and not this description, define your rights as holders of the notes. You may request copies of those documents in substantially the form in which they have been or will be executed by writing or telephoning us at our address and telephone number shown under the caption “Where You Can Find More Information.”

      The definitions of capitalized terms used in this section without definition are set forth below under “— Definitions.” In this description, the word “Halliburton,” “we” or “us” means only Halliburton Company and not any of its subsidiaries.

General

      The notes are our senior unsecured obligations and rank equally with all our other existing and future senior unsecured indebtedness. In addition, except as otherwise provided herein, the notes are effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness and to any indebtedness of our subsidiaries to the extent of the assets of those subsidiaries.

      The indenture does not contain any financial covenants. In addition, we are not restricted under the indenture from paying dividends or issuing or repurchasing our securities. The indenture does not restrict our ability to incur additional indebtedness in the future. Halliburton may, without notice to or consent of the holders or beneficial owners of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the notes. Any such additional notes issued could be considered part of the same series of notes under the indenture as the notes.

      You will not be afforded protection in the event of a highly leveraged transaction, or a change in control of us under the indenture.

      Holders are not required to pay a service charge for registration or transfer of their notes. We may, however, require holders to pay any tax or other governmental charge in connection with the transfer. We are not required to register the transfer of any notes or portion of any notes surrendered for redemption or repurchase by us but not withdrawn.

Principal; Maturity; Interest

      We issued $500,000,000 aggregate principal amount of notes. The notes were issued only in fully registered form without coupons, in denominations of $1,000 and whole multiples of $1,000.

      The notes will mature on January 26, 2007 unless earlier redeemed by us.

      The notes bear interest at a floating rate. Interest on the notes is payable in cash quarterly on the 26th day of January, April, July and October of each year, beginning April 26, 2004. Interest on the notes is payable to holders of record of the notes on the immediately preceding 1st day of January, April, July and October, as the case may be.

      The notes bear interest for each interest period at a rate determined by JPMorgan Chase Bank, acting as calculation agent. The interest rate on the notes for a particular interest period will be a per annum rate equal to LIBOR as determined on the interest determination date plus 0.75%. The interest determination date for an interest period will be the second London business day preceding the commencement of such interest period.

The interest determination date for the notes for the first interest period was January 26, 2004. Promptly upon determination, the calculation agent will inform the trustee and Halliburton of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of notes, the trustee and Halliburton.

      “LIBOR” means the London interbank offered rates. London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

      On any interest determination date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1 million, as such rate appears on Telerate Page 3750 at approximately 11:00 a.m., London time, on such interest determination date. If Telerate Page 3750 is replaced by another service or ceases to exist, the calculation agent will use the replacing service or such other service that may be nominated by the British Bankers’ Association for the purpose of displaying LIBOR for U.S. dollar deposits.

      If no offered rate appears on Telerate Page 3750 on an interest determination date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with Halliburton) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1 million are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least $1 million that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for next interest period will be set equal to the rate of LIBOR for the then-current interest period.

      Upon request from any noteholder, the calculation agent will provide notice of the interest rate in effect on the notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

      Interest on the notes will be calculated on the basis of the actual number of days in an interest period and a 360-day year. Dollar amounts resulting from such calculation will be rounded to the nearest cent, with one-half cent being rounded upward.

      Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest on the notes will be payable in arrears on the next scheduled interest payment date and on the date the notes mature. If interest is payable on, or if the date of maturity is, a date that is not a business day, that interest payment, or the payment of principal, as applicable, will be paid on the next succeeding business day and no interest will accrue on that payment during the period between the scheduled payment date and the next succeeding business day.

      We will maintain an office in Dallas, Texas, for the payment of interest, which shall initially be an office or agency of the trustee.

      We will pay interest either by check mailed to your address as it appears in the note register or, at our option, with respect to global notes, by wire transfer in immediately available funds. Payments to The Depository Trust Company, New York, New York, which we refer to as DTC, or its nominee will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Optional Redemption

      No sinking fund is provided for the notes, which means that the indenture will not require us to redeem or retire the notes periodically. However, the notes will be redeemable at our option, in whole or in part, on each quarterly interest payment date occurring on or after April 26, 2005, in principal amounts of $1,000 or any integral multiple of $1,000 for an amount equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to the date of redemption.

      We will mail notice of a redemption not less than 30 days nor more than 60 days before the redemption date to the trustee and holders of notes to be redeemed.

      If we are redeeming less than all the notes, the trustee will select the particular notes to be redeemed pro rata, by lot or by another method the trustee deems fair and appropriate. Unless there is a default in payment of the redemption amount, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. We will pay 100% of the principal amount of the notes at the maturity of those notes.

      Except as described above, the notes will not be redeemable by us prior to maturity.

Ranking

      The notes are our senior unsecured obligations and rank equally with all of our existing and future unsecured senior indebtedness. In addition, except as otherwise provided herein, the notes are effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness and to any indebtedness of our subsidiaries to the extent of the assets of those subsidiaries.

      As of September 30, 2004, we had outstanding approximately $3.955 billion of unsecured indebtedness, no secured indebtedness and no subordinated indebtedness. As of the date of this prospectus, we had no outstanding advances under our $700 million revolving credit facility or our $500 million 364-day revolving credit facility and no other outstanding secured indebtedness. As of September 30, 2004, availability under our $700 million revolving credit facility had been reduced to $528 million. At September 30, 2004, the aggregate indebtedness of our subsidiaries was approximately $109 million, and other liabilities of our subsidiaries, including trade payables, accrued compensation, advanced billings, income taxes payable, other liabilities (other than asbestos and intercompany liabilities) were approximately $5.7 billion, and accrued asbestos and silica liabilities were approximately $4.4 billion. As of September 30, 2004, our subsidiaries had no secured indebtedness and no subordinated indebtedness outstanding.

      In the fourth quarter of 2003, we entered into a secured $700 million revolving credit facility for general working capital purposes, which matures in October 2006. In July 2004, we entered into an additional secured $500 million 364-day revolving credit facility for general working capital purposes with terms substantially similar to our $700 million revolving credit facility. The terms of the notes and the credit facilities provide that the notes and certain of our previously issued debt securities and limited amounts of new issuances of debt, if similarly entitled, will share in collateral pledged to secure borrowings under the credit facilities if and when the total of all the Secured Debt (as defined in the notes) exceeds 5% of the consolidated net tangible assets of Halliburton and its subsidiaries. The terms of the credit facilities limit the amount of indebtedness we can issue that would be equally and ratably secured with indebtedness under the credit facilities. The terms of the credit facilities provide that collateral pledged to secure borrowings under the credit facilities will be released after (1) completion of the Chapter 11 plan of reorganization of DII Industries, Kellogg Brown & Root and our other affected subsidiaries, and (2) satisfaction of other conditions described in this prospectus. For additional information, see “Description of Selected Settlement-Related Indebtedness.”

      The notes are not guaranteed by any of our subsidiaries. Borrowings under the credit facilities are guaranteed by some of our subsidiaries. Accordingly, the notes are structurally subordinated to the debt guaranteed by our subsidiaries. The terms of the credit facilities provide that any of these subsidiary guarantees will be released after (1) completion of the Chapter 11 plan of reorganization of DII Industries, Kellogg Brown & Root and our other affected subsidiaries, and (2) satisfaction of the other conditions described in this prospectus. For additional information, see “Description of Selected Settlement-Related Indebtedness.”

      The notes are our exclusive obligation. Our cash flow and our ability to service our indebtedness, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries will not guarantee the notes or have any obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. Our right to receive any assets of any subsidiary upon its liquidation or reorganization, and, therefore, our right to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

      We are obligated to pay reasonable compensation to the trustee and calculation agent and to indemnify the trustee and calculation agent against certain losses, liabilities or expenses incurred by the trustee and calculation agent in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of holders of notes in respect of all funds collected or held by the trustee.

      For more information regarding the indebtedness and subsidiary guarantees described above, see “Description of Selected Settlement-Related Indebtedness.”

Covenants

      Under the indenture, there are no covenants restricting our ability to incur additional debt, issue additional securities, maintain any asset ratios or create or maintain any reserves. See “Risk Factors — We will be able to incur more indebtedness and the risks associated with our leverage, including our ability to service our indebtedness, will increase as we incur additional indebtedness.” However, the indenture does contain other covenants for your protection, including those described below. The covenants summarized below will apply to the notes (unless waived or amended) as long as the notes are outstanding.

Restrictions on Secured Debt

      Except as provided below, we will not, and will not cause, suffer or permit any of our Restricted Subsidiaries to, create, incur or assume any Secured Debt without equally and ratably securing the notes. In that circumstance, we must also equally and ratably secure any of our other indebtedness or any indebtedness of such Restricted Subsidiary then similarly entitled. However, the foregoing restrictions will not apply to:

•	specified purchase money mortgages;

•	specified mortgages to finance construction on unimproved property;

•	mortgages existing on property at the time of its acquisition by us or a Restricted Subsidiary;

•	mortgages existing on the property or on the outstanding shares or indebtedness of a corporation at the time it becomes a Restricted Subsidiary;

•	mortgages on property of a corporation existing at the time the corporation is merged or consolidated with us or a Restricted Subsidiary;

•	mortgages in favor of governmental bodies to secure payments of indebtedness; or

•	extensions, renewals or replacement of the foregoing; provided that their extension, renewal or replacement must secure the same property and does not create Secured Debt in excess of the principal amount then outstanding.

      We and any Restricted Subsidiaries may create, incur or assume Secured Debt not otherwise permitted or excepted without equally and ratably securing the notes if the sum of:

•	the amount of the Secured Debt (not including Secured Debt permitted under the foregoing exceptions), plus

•	the aggregate value of Sale and Leaseback Transactions in existence at the time (not including Sale and Leaseback Transactions the proceeds of which are or will be applied to the retirement of the notes or other funded indebtedness of us and our Restricted Subsidiaries as described below), does not at the time exceed 5% of Consolidated Net Tangible Assets.

Limitations on Sale and Leaseback Transactions

      The indenture also prohibits Sale and Leaseback Transactions unless:

•	Halliburton or the Restricted Subsidiary owning the Principal Property would be entitled to incur Secured Debt equal to the amount realizable upon the sale or transfer secured by a mortgage on the property to be leased without equally and ratably securing the notes; or

•	Halliburton or a Restricted Subsidiary apply an amount equal to the value of the property so leased to the retirement (other than mandatory retirement), within 120 days of the effective date of any such arrangement, of indebtedness for money borrowed by Halliburton or any Restricted Subsidiary (other than such indebtedness owned by Halliburton or any Restricted Subsidiary) which was recorded as funded debt as of the date of its creation and which, in the case of such indebtedness of Halliburton, is not subordinate and junior in right of payment to the prior payment of the notes.

Provided, however, that the amount to be so applied to the retirement of such indebtedness shall be reduced by:

•	the aggregate principal amount of any notes delivered within 120 days of the effective date of any such arrangement to the trustee for retirement and cancellation; and

•	the aggregate principal amount of such indebtedness (other than the notes) retired by Halliburton or a Restricted Subsidiary within 120 days of the effective date of such arrangement.

      As of the date of this prospectus, our board of directors has not designated any property of Halliburton or of any Restricted Subsidiary as a Principal Property because, in the opinion of our management, no single property or asset is of material importance to the total business of our company and our Restricted Subsidiaries taken as a whole. As a result, unless a Principal Property is designated by our board of directors, the limitation on Sale and Leaseback Transactions would not limit or prohibit any Sale and Leaseback Transactions by us or a Restricted Subsidiary.

Restrictions on Consolidation, Merger, Sale or Conveyance

      Halliburton will not, in any transaction or series of transactions, consolidate with or merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all its assets to, any person, unless:

(1)	either (a) Halliburton shall be the continuing person or (b) the person (if other than Halliburton) formed by such consolidation or into which Halliburton is merged, or to which such sale, lease, conveyance, transfer or other disposition shall be made is organized and validly existing under the laws of the United States, any political subdivision thereof or any State of the United States or the District of Columbia and the successor company (if not Halliburton) will expressly assume, by supplemental indenture, the due and punctual payment of the principal of, premium (if any) and interest on the notes and the performance of all the obligations of Halliburton under the notes and the indenture;

(2)	immediately after giving effect to such transaction or series of transactions, no default or event of default (as described below) shall have occurred and be continuing or would result from the transaction; and

(3)	Halliburton delivers to the trustee the certificates and opinions required by the indenture.

      For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more subsidiaries of Halliburton, which properties and assets, if held by Halliburton instead of such subsidiaries, would constitute all or substantially all of the properties and assets of Halliburton on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of Halliburton.

      The successor company will succeed to, and be substituted for, and may exercise every right and power of, Halliburton under the indenture. In the case of a sale, conveyance, transfer or other disposition (other than a lease) of all or substantially all its assets, Halliburton will be released from all of the obligations under the indenture and the notes.

      Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a person.

Events of Default

      The following are events of default with respect to the notes:

•	failure to pay any interest or additional interest amounts, if any, when due, continued for 30 days;

•	failure to pay principal or premium, if any, when due;

•	breach or failure to perform any other covenant or agreement in the indenture applicable to the notes (other than any agreement or covenant that has been included in the base indenture and any other supplement thereto solely for the benefit of other series of debt securities issued under the base indenture and any other supplement thereto), continued for 60 days after written notice of such failure by the trustee or the holders of at least 25% in aggregate principal amount of the affected notes then outstanding;

•	failure to make any payment at maturity on any indebtedness, upon redemption or otherwise, in the aggregate principal amount of $125 million or more, after the expiration of any applicable grace period, and such amount has not been paid or discharged within 30 days after notice is given in accordance with the terms of such indebtedness;

•	a default by us on any indebtedness that results in the acceleration of any such indebtedness in the aggregate principal amount of $125 million or more so that it becomes due and payable prior to the date on which it would otherwise become due and payable and such acceleration is not rescinded within 30 days after notice is given in accordance with the terms of such indebtedness;

•	specific events relating to our bankruptcy, insolvency or reorganization, whether voluntary or not.

      A default under one series of notes will not necessarily be a default under any other series of debt securities issued under the indenture.

      If any event of default occurs for the notes and continues for the required amount of time, the trustee or the holders of not less than 25% of the principal amount of the then-outstanding notes (or, in some cases, 25% in principal amount of all securities issued under the base indenture and any supplement thereto that are affected, voting as one class) may declare the notes due and payable, together with all accrued and unpaid interest, if any, immediately by giving notice in writing to us (and to the trustee, if given by the holders). Notwithstanding the preceding, in the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization with respect to Halliburton, all outstanding notes will become due and payable without further action or notice. The holders of a majority in principal amount of the then-outstanding notes (or, in some cases, of all securities issued under the base indenture and any supplement thereto that are affected, voting as one class), may rescind the declaration under circumstances specified in the indenture.

      No holder of a note then outstanding may institute any suit, action or proceeding with respect to, or otherwise attempt to enforce, the indenture, unless:

•	the holder has given to the trustee written notice of the occurrence and continuance of a default for the notes;

•	the holders of at least 25% in principal amount of the then-outstanding notes have made a written request to the trustee to institute the suit, action or proceeding and have offered to the trustee the reasonable indemnity it may require; and

•	the trustee for 60 days after its receipt of the notice, request and offer of indemnity has neglected or refused to institute the requested action, suit or proceeding, and during that 60 day period the holders of a majority in principal amount of the then-outstanding notes do not give the trustee a direction inconsistent with the request.

      The right of each holder of a note to receive payment of the principal of, premium, if any, or interest on a note on or after the respective due dates and the right to institute suit for enforcement of any payment obligation may not be impaired or affected without the consent of that holder.

      The holders of a majority in aggregate principal amount of the then-outstanding notes (or of all debt securities issued under the base indenture and any other supplement thereto that are affected, voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust power conferred on the trustee if that direction is not in conflict with applicable law and would not involve the trustee in personal liability.

      We will be required to furnish to the trustee annually a statement as to the fulfillment of all of our obligations under the indenture.

Defeasance

      When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If any combination of funds or government securities are deposited with the trustee sufficient to make payments on the notes on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the notes (“legal defeasance”); or

•	we will no longer have any obligation to comply with the restrictive covenants, the merger covenant and other specified covenants under the indenture, and the related events of default will no longer apply (“covenant defeasance”).

      If notes are defeased, the holders of the notes will not be entitled to the benefits of the indenture, except for obligations to register the transfer or exchange of notes, replace stolen, lost or mutilated notes or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the notes will also survive.

      We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the notes to recognize income, gain or loss for United States federal income tax purposes and that holders will be subject to federal income tax in the same amount and in the same manner and at the same times as would have been the case if such defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

Modifications

      We and the trustee may amend or supplement the indenture if holders of a majority in principal amount of the then-outstanding notes and all other series of securities issued under the base indenture and any other supplement thereto that are affected by the amendment or supplement (acting as one class) consent to it. Without the consent of each holder of a note, however, no modification may:

•	reduce the percentage stated above of the holders who must consent to an amendment or supplement to or waiver of the indenture;

•	reduce the rate or change the time of payment of interest on the notes;

•	extend the stated maturity of the principal of the notes;

•	reduce the amount of the principal of or premium, if any, on the notes;

•	reduce any premium payable on the redemption of any note or change the time at which any note may be redeemed;

•	change the coin or currency in which principal, premium, if any, and interest are payable to the holder;

•	impair or affect the right to institute suit for the enforcement of any payment of principal of or interest on any note;

•	make any change in the percentage of principal amount of notes necessary to waive compliance with specified provisions of the indenture; or

•	waive a continuing default or event of default in payment of principal or premium, if any.

      From time to time, we and the trustee may enter into supplemental indentures without the consent of the holders of the notes to, among other things:

•	cure any ambiguity, omission, defect or any inconsistency in the indenture;

•	evidence the assumption by a successor entity of our obligations under the indenture;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	secure the notes or add guarantees of or additional obligors on, the notes;

•	comply with any requirement in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

•	add covenants or new events of default for the protection of the holders of the notes;

•	amend the indenture in any other manner that we may deem necessary or desirable and that will not adversely affect the interests of the holders of outstanding notes of any series of notes; or

•	evidence the acceptance of appointment by a successor trustee.

Governing Law

      The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Definitions

      “Consolidated Net Tangible Assets” means the aggregate amount of assets included on a consolidated balance sheet of Halliburton and its Restricted Subsidiaries, less:

•	applicable reserves and other properly deductible items;

•	all current liabilities; and

•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles;

all in accordance with generally accepted accounting principles consistently applied.

      “Principal Property” means any real property, manufacturing plant, warehouse, office building or other physical facility, or any item of marine, transportation or construction equipment or other like depreciable assets of Halliburton or of any Restricted Subsidiary, whether owned at or acquired after the date of the indenture, other than any pollution control facility, that in the opinion of our Board of Directors is of material importance to the total business conducted by us and our Restricted Subsidiaries as a whole. As of the date of this prospectus, our Board of Directors has not designated any property of Halliburton or any Restricted Subsidiary as a Principal Property because, in the opinion of our management, no single property or asset is of material importance to the total business of Halliburton and its Restricted Subsidiaries taken as a whole.

      “Restricted Subsidiary” means:

•	any Subsidiary of ours existing at the date of the indenture the principal assets and business of which are located in the United States or Canada, except sales financing, real estate and other Subsidiaries so designated; and

•	any other Subsidiary we designate as a Restricted Subsidiary.

      “Sale and Leaseback Transaction” means the sale or transfer by Halliburton or a Restricted Subsidiary (other than to Halliburton or any one or more of our Restricted Subsidiaries, or both) of any Principal Property owned by it that has been in full operation for more than 120 days prior to the sale or transfer with the intention of taking back a lease on such property, other than a lease not exceeding 36 months, and where the use by Halliburton or the Restricted Subsidiary of the property will be discontinued on or before the expiration of the term of the lease.

      “Secured Debt” means indebtedness (other than indebtedness among Halliburton and Restricted Subsidiaries) for money borrowed by Halliburton or a Restricted Subsidiary, or any other indebtedness of Halliburton or a Restricted Subsidiary on which interest is paid or payable, which in any case is secured by:

•	a mortgage or other lien on any Principal Property of Halliburton or a Restricted Subsidiary; or

•	a pledge, lien or other security interest on any shares of stock or indebtedness of a Restricted Subsidiary.

      “Subsidiary” of any person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture, limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such person, (2) such person and one or more Subsidiaries of such person or (3) one or more Subsidiaries of such person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of Halliburton. As used herein, “Capital Stock” of any person means any and all shares (including ordinary shares or American Depositary Shares), interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) of capital stock or other equity participations of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

Information Concerning the Trustee

      JPMorgan Chase Bank is the trustee under the indenture, the paying agent, the registrar and the custodian with regard to the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Book-Entry System

      The notes were originally issued in the form of global certificates registered in the name of the depositary or its nominee. Upon issuance, all book-entry certificates were represented by one or more fully registered global certificates, without coupons. Each global certificate has been deposited with, or on behalf of, the depositary, a securities depositary, and has been registered in the name of the depositary or a nominee of the depositary. The depositary will thus be the only registered holder of the notes.

      Notes that are issued as described below under “— Certificated Notes” will be issued in definitive form. Upon the transfer of notes in definitive form, such notes will, unless the global securities have previously been exchanged for notes in definitive form, be exchanged for an interest in the global securities representing the principal amount of notes being transferred.

      Purchasers of notes may hold interests in the global certificates through the depositary if they are participants in the depositary system. Purchasers may also hold interests through a securities intermediary — banks, brokerage houses and other institutions that maintain securities accounts for customers — that has an account with the depositary. The depositary will maintain accounts showing the security holdings of its participants, and these participants will, in turn, maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry certificate will hold that certificate indirectly through a hierarchy of intermediaries, with the depositary at the “top” and the beneficial owner’s own securities intermediary at the “bottom.”

      The notes of each beneficial owner of a book-entry certificate will be evidenced solely by entries on the books of the beneficial owner’s securities intermediary. The actual purchaser of notes will generally not be considered the owner under the indenture. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded securities are held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability of a beneficial owner to transfer book-entry notes.

      Investors who purchased notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in the global certificate indirectly through Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, societé anonyme (“Clearstream”), if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global certificate on behalf of their participants through their respective depositaries, which, in turn, will hold such interests in the global certificate in the depositaries’ names on the books of the depositary.

      Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures. If a holder requires physical delivery of a definitive certificate for any reason, including to sell certificates to persons in jurisdictions that require delivery of such certificates or to pledge such certificates, such holder must transfer its interest in the global certificate in accordance with the normal procedures of the depositary and the procedures set forth in the indenture.

      Cross-market transfers between the depositary, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in the depositary in accordance with the depositary’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global certificate in the depositary, and making or receiving payment in accordance with normal procedures for same- day funds settlement applicable to the depositary. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global certificate from a depositary participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the depositary settlement date and such credit or any interests in the global certificate settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global certificate by or through a Euroclear or Clearstream participant to a depositary participant will be received with value on the depositary settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in the depositary.

      A beneficial owner of book-entry notes represented by a global certificate may exchange the notes for definitive, certificated notes only if the conditions for such an exchange, as described under “— Certificated Notes” are met.

      In this prospectus, references to actions taken by a holder of notes will mean actions taken by the depositary upon instructions from its participants, and references to payments means payments to the depositary, as registered holder.

      We expect that the depositary or its nominee, upon receipt of any payment will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the relevant global note as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global note held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants.

      We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

      In order to ensure that the depositary’s nominee will timely exercise a right conferred by the notes, the beneficial owner of that note must instruct the broker or other direct or indirect participant through which it holds an interest in that note to notify the depositary of its desire to exercise that right. Different firms have different deadlines for accepting instructions from their customers. Each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in the notes in order to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

      The depositary is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act. The rules applicable to the depositary and its participants are on file with the SEC.

      The depositary may discontinue providing its services as securities depositary at any time by giving reasonable notice. Under those circumstances, in the event that a successor securities depositary is not appointed, definitive certificates are required to be printed and delivered.

      The information in this section concerning the depositary and the depositary’s book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for the accuracy of that information.

Certificated Notes

      The notes represented by the global securities are exchangeable for certificated notes in definitive form of like tenor as such notes if:

•	the depositary notifies us that it is unwilling or unable to continue as depositary for the global securities or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depositary is not appointed by us within 90 days after the date of such notice;

•	an event of default has occurred and is continuing, and the depositary requests the issuance of certificated notes; or

•	we determine not to have the notes represented by a global note.

      Any notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated notes issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities of the same aggregate principal amount to be registered in the name of the depositary or its nominee.

REGISTRATION RIGHTS AGREEMENT

      The following description is a summary of the material provisions of the registration rights agreement. It does not restate the registration rights agreement in its entirety, and this summary is qualified in its entirety by reference to the full and complete text of the registration rights agreement. We urge you to read the registration rights agreement because it, and not this description, defines your rights as holders of the notes. You may request copies of the registration rights agreement by writing or telephoning us at our address and telephone number shown under the caption “Where You Can Find More Information.”

Exchange Offer Registration Statement

      We issued the notes on January 26, 2004. In connection with the issuance of the notes, we and the initial purchasers entered into a registration rights agreement. In the registration rights agreement, we agreed to file an exchange offer registration statement with the SEC as soon as practicable, but no later than 120 days following the date the notes are first issued, and use our reasonable best efforts to have it declared effective as soon as practicable, but in no event later than 210 days following the date the notes are first issued. We also agreed to use our reasonable best efforts to cause the exchange offer registration statement to be effective continuously, to keep the exchange offer for the notes open for a period of at least 30 days and cause the exchange offer to be consummated no later than the 45th business day after the exchange offer registration statement is declared effective by the SEC. We were unable to have the exchange offer registration statement declared effective within 210 days following the date the notes were first issued.

Shelf Registration Statement

      If:

•	on or prior to the time the exchange offer is completed, existing SEC interpretations are changed such that the notes received in the exchange offer would not be transferable without restriction under the Securities Act;

•	the exchange offer has not been completed within 255 days following the date the notes are first issued; or

•	the exchange offer is not available to any holder of the notes,

then we will:

•	file with the SEC as soon as practicable, but not later than 60 days after the time such obligation to file arises, a registration statement (a “shelf registration statement”) providing for the registration of, and the sale on a continuous or delayed basis by the holders of, all of the registrable securities held by any such holder;

•	use our reasonable best efforts to cause the shelf registration statement to become or be declared effective no later than 120 days after such shelf registration statement is filed; and

•	use our reasonable best efforts to keep the shelf registration statement continuously effective until the earliest of two years after the shelf registration is declared effective and the date when there are no outstanding registrable securities.

      We did not complete the exchange offer within 255 days following the date the notes were first issued. As a result, we have filed the shelf registration statement, of which this prospectus is a part.

      A holder who sells notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such a holder (including certain indemnification obligations).

      To be named as a selling securityholder in the shelf registration statement when it first becomes effective, holders must complete and deliver a questionnaire, the form of which can be obtained from Halliburton upon request, before the effectiveness of the shelf registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as may be reasonably requested by us, after the effectiveness of the shelf registration statement, we will include the registrable securities covered thereby in the shelf registration statement, subject to restrictions on the timing provided in the registration rights agreement. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in this prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

      For the purposes of the registration rights agreement, “Registrable Securities” means:

•	each note until the earliest to occur of:

—	the date on which such note is exchanged in a registered exchange offer,

—	the date on which such note has been disposed of pursuant to and in a manner contemplated by the shelf registration statement,

—	the date on which such note is sold pursuant to Rule 144 under the Securities Act under circumstances in which any legend borne by such note relating to restrictions on transferability thereof is removed,

—	the note is eligible to be sold pursuant to Rule 144(k) under the Securities Act, or

—	the note is no longer outstanding; and

•	each exchange note issued to a broker-dealer in a registered exchange offer until resale of such exchange note by the broker-dealer within the 180-day period contemplated by the registration rights agreement.

Additional Interest Amounts

      The registration rights agreement also provides that:

•	if we fail to file any registration statement on or prior to the applicable deadline;

•	if such registration statement is not declared effective by the SEC on or before the applicable deadline;

•	if the exchange offer is not consummated within 45 business days after the exchange offer registration statement is declared effective; or

•	if any registration statement is declared effective but thereafter ceases to be effective or useable in connection with resales of the Registrable Securities during the periods specified in the registration rights agreement, for such time of non-effectiveness or non-usability (each, a “Registration Default Period”), we will pay to each holder of Registrable Securities affected thereby additional interest amounts in an amount equal to 0.25% per annum for the first 90 days of the Registration Default Period and an additional 0.25% per annum from and after the 91st day following the Registration Default Period. In no event shall additional interest amounts exceed 0.50% per annum. We shall not be required to pay additional interest amounts for more than one registration default at any given time. Following the cure of all registration defaults, the accrual of additional interest amounts will cease.

      We will pay all accrued additional interest amounts to holders entitled thereto in the same manner and at the same time as interest on the notes is paid. We are currently paying additional interest amounts.

SELLING SECURITYHOLDERS

      We originally issued the notes in a private placement. The notes were resold by the initial purchasers to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes that may be offered under the prospectus will be offered by the selling securityholders, which includes their transferees, pledgees or donees or their successors. The following table sets forth certain information concerning the principal amount at maturity of notes beneficially owned by each selling securityholder that may be offered from time to time pursuant to the prospectus, as supplemented.

      The table below has been prepared based solely upon the information furnished to us by the selling securityholders named therein. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement the prospectus accordingly.

      The selling securityholders listed below may offer and sell, transfer or otherwise dispose of, from time to time, some or all of their notes. No offer or sale, transfer or other disposition under this prospectus may be made by a holder of the notes unless that holder is listed in the table below or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the related registration statement has become effective. However, a selling securityholder may offer and sell, transfer or otherwise dispose of some or all of its notes in transactions exempt from the registration requirements of the Securities Act without notifying us. As a result, the same restricted notes may be included in the table below as being held by more than one holder, and the total amount of the notes listed in the column titled “Principal Amount at Maturity of Notes Beneficially Owned That May be Sold” may represent an amount of notes in excess of the $500,000,000 we issued. However, the total principal amount at maturity of notes that may be sold hereunder will not exceed the $500,000,000 we issued. Further, we cannot give an estimate as to the amount of the notes that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their notes pursuant to the offering contemplated by the prospectus or otherwise in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution.”

	Principal Amount at
	Maturity of Notes	Percentage of
	Beneficially Owned	Notes
Name	That May Be Sold	Outstanding

AETNA Health Inc.	$5,000,000	1.00%
AETNA Life Insurance Company	$5,000,000	1.00%
Alaska State Pension Investment Board(1)	$80,000	*
AST T. Rowe Price Asset Allocation Portfolio(1)(2)	$190,000	*
AST T. Rowe Price Global Bond Portfolio(1)(2)	$200,000	*
Bureau of National Affairs Retirement Trust(1)	$60,000	*
Citicorp Insurance & Investment Trust(3)	$1,000,000	*
Government of Singapore Investment Corporation Pte Ltd.(4)	$7,000,000	1.40%
Hua Nan Commercial Bank Ltd., London Branch	$5,000,000	1.00%
Injured Workers’ Insurance Fund(1)	$790,000	*
Jefferies & Co. Inc.(5)	$1,197,000	*
JPMMBLSA Re: T. Rowe Price Funds Global Aggregate Bond Fund(1)	$20,000	*
JPMMBLSA Re: T. Rowe Price Funds US Aggregate Bond Fund(1)	$455,000	*
Lockheed Martin Corporation Master Retirement Trust(1)	$2,300,000	*
Morris Goldseker Foundation of Maryland, Inc.(1)	$25,000	*
New York City Employees’ Retirement System(1)	$2,650,000	*

	Principal Amount at
	Maturity of Notes	Percentage of
	Beneficially Owned	Notes
Name	That May Be Sold	Outstanding

New York City Fire Department Pension Fund, Subchapter Two(1)	$620,000	*
New York City Fire Officers’ Variable Supplement Fund(1)	$100,000	*
New York City Police Pension Fund, Subchapter Two(1)	$2,200,000	*
SBL Fund, Series N(1)(2)	$45,000	*
State Street Bank & Trust Company(1)	$440,000	*
T. Rowe Price Corporate Income Fund, Inc.(1)(2)	$1,930,000	*
T. Rowe Price Life Plan Income Fund(1)	$4,875,000	*
T. Rowe Price New Income Fund, Inc.(1)(2)	$5,000,000	1.00%
T. Rowe Price Personal Strategy Balanced Portfolio(1)(2)	$45,000	*
T. Rowe Price Personal Strategy Balanced Fund(1)(2)	$410,000	*
T. Rowe Price Personal Strategy Growth Fund(1)(2)	$120,000	*
T. Rowe Price Personal Strategy Income Fund(1)(2)	$210,000	*
T. Rowe Price Short Term Bond Fund, Inc.(1)(2)	$4,000,000	*
Teachers’ Retirement System for the City of New York(1)	$2,835,000	*
The Travelers Insurance Company- Life(3)(6)	$10,000,000	2.00%
The Travelers Separate Account- Compass(3)	$4,000,000	*
The Trustees of the Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust(1)	$85,000	*
The University of Georgia Research Foundation, Inc.	$1,150,000	*
United Services Automobile Association(3)	$24,000,000	4.80%
USAA Balanced Strategy Fund(3)(7)	$1,000,000	*
USAA Life Insurance Company(3)	$5,000,000	1.00%
Zenith Insurance Company(8)	$1,000,000	*

*	Less than one percent.

(1)	As of December 16, 2004 this selling securityholder informed us that its investment advisor, T. Rowe Price Associates, Inc.’s subsidiary, T. Rowe Price Investment Services, Inc. is a registered broker-dealer.

(2)	As of December 16, 2004 this selling securityholder informed us that it is a Registered Investment Company.

(3)	This selling securityholder has informed us that it is an affiliate of a registered broker-dealer.

(4)	Government of Singapore Investment Corporation Pte Ltd. informed us that as of December 21, 2004 it beneficially owned 2,873,722 shares of our common stock, par value $2.50 per share.

(5)	As of December 3, 2004 Jefferies & Co. Inc. informed us that is a registered broker-dealer.

(6)	The Travelers Insurance Company-Life informed us that as of December 13, 2004 it beneficially owned $10,000,000 of our 1.5% plus LIBOR senior notes due October 2005 and $868,000 of our 3.125% convertible senior notes due July 2023.

(7)	As of December 8, 2004 this selling securityholder informed us that it is a Registered Investment Company.

(8)	Zenith Insurance Company informed us that as of December 13, 2004 it beneficially owned $2,000,000 of our 5.63% medium-term notes due December 2008.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the notes. Unless otherwise stated, this summary deals only with holders who hold the notes as capital assets and who acquire the notes from a selling securityholder as described under “Selling Securityholders” pursuant to an offering of such notes under this prospectus in the first sale of such notes by such selling securityholder after the notes are first registered with the SEC. As used in this summary, “U.S. Holders” are any beneficial owners of the notes, that are, for United States federal income tax purposes: (1) citizens or residents of the United States, (2) corporations created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source or (4) trusts if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. As used in this summary, “Non-U.S. Holders” means holders of the notes that are individuals, corporations, estates or trusts that are not U.S. Holders. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Holders of notes that are a partnership or partners in such partnership should consult their tax advisors about the United States federal income tax consequences of holding and disposing of the notes. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change and differing interpretations, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the conclusions described in this prospectus.

      This summary does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors and does not discuss notes held as part of a hedge, straddle, “synthetic security” or other integrated transaction. This summary also does not address the tax consequences to certain former citizens or former long-term residents of the United States, U.S. Holders that have a functional currency other than the U.S. dollar or to shareholders, partners, members or beneficiaries of a holder of the notes. Further, it does not include any description of any alternative minimum tax consequences, United States federal estate or gift tax laws or the tax laws of any state or local government or of any foreign government that may be applicable to the notes.

      You should consult with your own tax advisor regarding the United States federal, state, local and foreign income, franchise, personal property, and any other tax consequences of the purchase, ownership and disposition of the notes.

U.S. Holders

Interest Payments

      The interest paid on the notes will be taxable to a U.S. Holder as ordinary interest income, as received or accrued, in accordance with the holder’s United States federal income tax method of accounting.

Additional Interest Amounts

      We intend to take the position that the possibility that holders of the notes will be paid additional interest amounts as described under “Registration Rights Agreement” is a remote and incidental contingency as of the issue date of the notes within the meaning of the applicable Treasury regulations. Accordingly, any such additional interest amounts should be taxable to a U.S. Holder as ordinary income only at the time it accrues or is received in accordance with such U.S. Holder’s regular method of tax accounting. Our determination that the payment of additional interest amounts is a remote and incidental contingency is binding upon all holders of the notes, unless a holder properly discloses to the IRS that it is taking a contrary position.

Sale, Exchange or Redemption

      Generally, the sale, exchange or redemption of notes will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder in the sale, exchange or redemption (other than amounts attributable to accrued but unpaid interest) and (b) the U.S. Holder’s adjusted tax basis in the notes. A U.S. Holder’s adjusted tax basis in notes will generally be equal to the holder’s original purchase price for the notes.

      Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than one year. A reduced tax rate on capital gain generally will apply to an individual U.S. Holder if such holder’s holding period for the note is more than one year at the time of disposition. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Non-U.S. Holders

      The rules governing United States federal income taxation of Non-U.S. Holders are complex and no attempt will be made in this offering circular to provide more than a summary of such rules. Non-U.S. Holders should consult with their own tax advisors to determine the effect of United States federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the notes, including any reporting requirements and, in particular, the proper application of the United States federal withholding tax rules.

Interest Payments

      Except as described below, United States federal withholding tax will not apply to interest paid on the notes to a Non-U.S. Holder, provided that: (1) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote within the meaning of section 871(h)(3) of the Code and Treasury regulations promulgated thereunder; (2) the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us or any of our constituent partners; (3) the Non-U.S. Holder is not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and (4) either (a) the beneficial owner of notes certifies to us or our paying agent on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name, address and certain other information or (b) the beneficial owner holds its notes through certain foreign intermediaries or certain foreign partnerships and such holder satisfies certain certification requirements.

      To the extent a Non-U.S. Holder for any reason does not qualify for the withholding exemption described above, payments of interest will be subject to United States federal withholding tax unless the Non-U.S. Holder provides us or our agent with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

      If a Non-U.S. Holder of the notes is engaged in a trade or business in the United States, and if interest on the notes is effectively connected with the conduct of such trade or business (and, if required by a tax treaty, the interest is attributable to a permanent establishment maintained in the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and any gain realized on the sale or exchange of the notes in the same manner as if it were a U.S. Holder. In addition, if such a Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower tax rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Sale, Exchange or Redemption

      A Non-U.S. Holder will generally not be subject to United States federal income or withholding tax with respect to gain upon the sale, exchange, redemption or other disposition of notes, unless: (1) the income or gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by a tax treaty, the interest is attributable to a permanent establishment maintained in the United States); or (2) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

      Income or gain effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business will generally be subject to regular United States federal income tax in the same manner as if it were realized by a U.S. Holder. Non-U.S. Holders that realize such income or gain with respect to the notes should consult their tax advisors as to the treatment of such income or gain. In addition, if such a Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower tax rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding and Information Reporting

U.S. Holders

      Payments of interest made by us on, or the proceeds of the sale or other disposition of, the notes will generally be subject to information reporting. Additionally, United States federal backup withholding tax may apply if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the holder’s United States federal income tax, if any, or will be otherwise refundable, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

      Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of each payment of interest and the amount of tax, if any, that is withheld with respect to such payments. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

      Generally, information reporting and backup withholding of United States federal income tax at the applicable rate may apply to payments made by us or our agent to a Non-U.S. Holder if such holder fails to make the appropriate certification that the holder is a non-U.S. person or if we or our agent has actual knowledge or reason to know that the payee is a United States person.

      Payments of the proceeds of the sale of a note to or through a foreign office of a U.S. broker or of a foreign broker that is a “controlled foreign corporation” within the meaning of the Code, a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the United States, or, in certain cases, a foreign partnership will be subject to information reporting requirements, but not backup withholding, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a Non-U.S. Holder. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge or reason to know that the payee is a U.S. Holder.

      Payments of the proceeds of a sale of a note to or through the United States office of a broker will be subject to information reporting and possible backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge or reason to know that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder of a note will be allowed as a credit against such holder’s United States federal income tax, if any, or will be otherwise refundable, provided that the required information is furnished to the IRS in a timely manner.

      The preceding discussion of certain United States federal income consequences is for general information only and is not tax advice. Accordingly, you should consult your own tax adviser as to particular tax consequences to you of purchasing, holding and disposing of the notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

PLAN OF DISTRIBUTION

      We will not receive any of the proceeds of the sale of the notes offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes will be the purchase price of the notes less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of notes to be made directly or through agents.

      The notes may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which includes their transferees, pledgees or donees or their successor; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

      The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. As a result, any profits on the sale of the notes by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of the Securities Act and the Securities Exchange Act of 1934. If the notes are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

      The notes may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing and exercise of options, whether such options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with the sales of the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the notes in the course of hedging their positions. The selling securityholders may also sell the notes short and deliver notes to close out short positions, or loan or pledge notes to broker-dealers that in turn may sell the notes.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes by the selling securityholders.

      We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the notes. See “Risk Factors — There is no established trading market for the notes and there may never be one.”

      There can be no assurance that any selling securityholder will sell any or all of the notes pursuant to this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes by other means not described in this prospectus. In addition, any notes covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

      The selling securityholders and any other person participating in the sale of notes will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes to engage in marketmaking activities with respect to the particular notes being distributed. This may affect the marketability of the notes and the ability of any person or entity to engage in market-making activities with respect to the notes.

      We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act.

      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

      Baker Botts L.L.P., Houston, Texas, our outside counsel, will issue opinions about certain legal matters in connection with the offering of the notes.

EXPERTS

      The consolidated financial statements of Halliburton Company as of December 31, 2003 and 2002 and for the years then ended, have been incorporated by reference in this prospectus in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      KPMG’s report dated February 18, 2004 refers to a change in the composition of Halliburton’s reportable segments in 2003. The amounts in the 2002 and 2001 consolidated financial statements related to reportable segments have been restated to conform to the 2003 composition of reportable segments.

Change in Independent Auditors

      The consolidated financial statements of Halliburton for December 31, 2001 incorporated by reference in this prospectus were audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto.

      On April 17, 2002, we dismissed Arthur Andersen LLP as our independent auditors and engaged KPMG LLP to serve as our independent auditors for the year ended December 31, 2002. The Arthur Andersen dismissal and the KPMG LLP engagement were approved by our Board of Directors upon the recommendation of our audit committee.

      Arthur Andersen’s reports on our consolidated financial statements for the year ended December 31, 2001 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

      During the fiscal year ended December 31, 2001 and through April 17, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to Arthur Andersen’s satisfaction would have caused Arthur Andersen to make a reference to the subject matter in connection with Arthur Andersen’s report.

      Arthur Andersen ceased to practice before the SEC effective August 31, 2002. Because of Arthur Andersen’s current financial position, you may not be able to recover against Arthur Andersen for any claims you may have under securities or other laws as a result of Arthur Andersen’s activities during the period in which it acted as our independent public accountants.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which we file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You also can obtain additional information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at www.sec.gov, and our electronic SEC filings are also available from our web site at www.halliburton.com. Information contained on our web site or any other web site is not incorporated into this prospectus and does not constitute a part of this prospectus. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The following documents are incorporated into this prospectus by this reference. They disclose important information that each holder should consider when deciding whether to invest in the notes.

•	Our Annual Report on Form 10-K for the year ended December 31, 2003, as amended by Forms 10-K/A filed on March 15 and May 12, 2004;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2004; and

•	The Item 5, 1.01, 1.02, 3.02, 5.02, 8.01 and 9.01 disclosures in our Current Reports on Form 8-K filed February 12, February 19, March 19, May 5, May 21, June 14, June 18, June 29, July 19, July 22, July 23, July 28, August 17, August 19, September 2, September 27, October 15, November 17, November 30, December 3, December 7, December 10, December 15, December 21, December 23 and December 30, 2004 and January 4, January 5 and January 25, 2005 and the Item 5 disclosure in our Current Report on Form 8-K/A filed on July 28, 2004.

      All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference in this prospectus. Information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC prior to the termination of the offering will automatically update and supersede this information.

      We will provide without charge to each person, including a beneficial owner, to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus, except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into such documents. Requests for copies of any such document should be directed to:

Halliburton Company

1401 McKinney, Suite 2400
Houston, Texas 77010
Attention: Albert O. Cornelison, Jr.
Executive Vice President and General Counsel
Telephone: (713) 759-2600

$500,000,000

Halliburton Company

Senior Notes due January 26, 2007

PROSPECTUS

February 11, 2005